Exhibit 99.6

CONSENT OF AUTHOR

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
United States Securities and Exchange Commission

I, Jose Rios Duarte, do hereby consent to the filing of the written disclosure of the technical report titled ‘Technical Report, La Bolsa Project, Pre-feasibility Study’ and dated August 9, 2010 ( the “Technical Report”) and any extracts from or a summary of the Technical Report in the July 7, 2010 Press Release of Minefinders Corporation Ltd., and to the filing of the Technical Report with the addressed Securities Commissions. I consent to the incorporation by reference of the Technical Report or any portion thereof into the Company’s Form F-10 Registration Statements (No. 333-155590 and 333-138709) as filed with the United States and Securities and Exchange Commission.

I also certify that I have read the written disclosure being filed, that the written disclosure being filed fairly and accurately represents the information in the Technical Report that supports the disclosure and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure is the July 7, 2010 Press Release of Minefinders Corporation Ltd. Contains any misrepresentation of the information contained in the Technical Report.

Dated this 9th Day of August, 2010.

/s/ Jose Rios Duarte
Jose Rios Duarte, Mining Engineer
Sonoran Resources LLC